Exhibit (a)(1)(ix)

Ribapharm, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626

June 13, 2003

ICN Pharmaceuticals, Inc.
Attn: Board of Directors of ICN Pharmaceuticals, Inc.
c/o Robert W. O’Leary, Chairman and Chief Executive Officer
International Headquarters
ICN Plaza
3300 Hyland Avenue
Costa Mesa, California 92626

Gentlemen:

     Ribapharm has received your letter dated June 9, 2003, in which you denied Ribapharm’s request that ICN agree to refrain from commencing its previously announced tender offer prior to June 23, 2003, stating ICN’s desire to commence the offer in order to provide Ribapharm’s Board of Directors and its stockholders with the full terms of ICN’s offer and the other information that would be contained in ICN’s offering materials.

     I refer you to the statement in your June 9 letter in which you indicate your willingness “to consider the appropriateness of extending the expiration date of the offer for a reasonable period.” Now that ICN has commenced its proposed tender offer and the full terms of the offer are available to Ribapharm’s Board and stockholders alike, Ribapharm’s Board believes that an extension of the expiration date of the offer would be in the best interests of Ribapharm’s stockholders. Accordingly, I hereby request that you consider extending the expiration date of the offer beyond July 8, 2003.

Very truly yours,

/s/ DANIEL J. PARACKA Mr. Daniel J. Paracka, Chairman of the Board Ribapharm, Inc.